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                             February 12, 2021

       Robert I. Kauffman
       Chief Executive Officer
       Aldel Financial Inc.
       105 S. Maple Street
       Itasca, Illinois 60143

                                                        Re: Aldel Financial
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
19, 2021
                                                            CIK No. 0001840776

       Dear Mr. Kauffman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Principal Stockholders, page 146

   1. We note disclosure in your filing that FG SPAC Partners LP is an affiliate of certain of your directors. Please
revise here to disclose the natural person or persons who exercise voting or dispositive
control over the shares beneficially owned by FG SPAC Partners
                                                        LP. Refer to Item 403
of Regulation S-K and Exchange Act Rule 13d-3.
 Robert I. Kauffman
Aldel Financial Inc.
February 12, 2021
Page 2

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.



                                                           Sincerely,
FirstName LastNameRobert I. Kauffman
                                                           Division of
Corporation Finance
Comapany NameAldel Financial Inc.
                                                           Office of Energy &
Transportation
February 12, 2021 Page 2
cc:       Giovanni Caruso of Loeb & Loeb LLP
FirstName LastName